FOR IMMEDIATE RELEASE:

Afya Limited Announces Entering into of Purchase Agreement for the Acquisition of Faculdade de Ensino Superior da Amazônia Reunida

August 27, 2020 – Afya Limited, or Afya (Nasdaq: AFYA) today announced it entered into a purchase agreement for the acquisition, through its wholly-owned subsidiary Afya Participações S.A., of 100% of the total share capital of Faculdade de Ensino Superior da Amazônia Reunida, or FESAR.

The aggregate purchase price is R$260.0 million, including the real state of the operation estimated at R$ 21.0 million, of which 100% is payable in cash on the transaction closing date.

FESAR is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the State of Pará and medical course represents 70% of its 2019’s Net Revenue. The 2024 projected Net Revenue for FESAR is R$ 88.6 million at full maturity, with medical courses representing 94% of this amount, an EV/EBITDA of 4.7x adjusted by the real state, at maturity and post synergies.

The acquisition will contribute 120 medical school seats to Afya, increasing Afya’s total medical school seats to 2,143. FESAR has 227 medical students and a potential of 864 medical students at full maturity in 2024. In 2019, the institution had 951 students ex- medicine.

Afya’s management team will be available for a Q&A section at its 2Q20 Earnings Release Conference Call that will be hosted on August 28, 2020, 11:00 am EDT.

Investors may listen to the conference call (ID: AFYA) by dialing +55-11-3181-8565 or +1-844- 204-8586 or +1-412-717-9627 (International), conference ID: Afya. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.afya.com.br/.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br